Exhibit 99.1

Section 13(r) Disclosure
The disclosures with respect to the fiscal year ended December 31, 2015 was provided by Travelport Worldwide Limited and The Blackstone Group L.P. (“Blackstone”), each in accordance with Section 13(r) of the Securities Exchange Act of 1934, as amended. Travelport Worldwide Limited may be considered an affiliate of Blackstone, and therefore an affiliate of Brixmor. We did not independently verify or participate in the preparation of these disclosures.

Travelport Worldwide Limited provided the following disclosure for the year ended December 31, 2015:

Iran Sanctions Disclosure

As part of our global business in the travel industry, we provide certain passenger travel related Travel Commerce Platform and Technology Services to Iran Air. We also provide certain Technology Services to Iran Air Tours. All of these services are either exempt from applicable sanctions prohibitions pursuant to a statutory exemption permitting transactions ordinarily incident to travel or, to the extent not otherwise exempt, specifically licensed by the U.S. Office of Foreign Assets Control. Subject to any changes in the exempt/licensed status of such activities, we intend to continue these business activities, which are directly related to and promote the arrangement of travel for individuals.

The gross revenue and net profit attributable to these activities for the year ended December 31, 2015 were approximately $551,000 and $389,000, respectively, and $660,000 and $470,000 for the year ended December 31, 2014, respectively.

Blackstone provided the following disclosure with respect to Travelport Limited for the year ended December 31, 2015:
Travelport Limited, which may be considered our affiliate, provided the disclosure reproduced below in connection with activities during the year ended December 31, 2015. We have not independently verified or participated in the preparation of this disclosure.

“As part of our global business in the travel industry, we provide certain passenger travel related Travel Commerce Platform and Technology Services to Iran Air. We also provide certain Technology Services to Iran Air Tours. All of these services are either exempt from applicable sanctions prohibitions pursuant to a statutory exemption permitting transactions ordinarily incident to travel or, to the extent not otherwise exempt, specifically licensed by the U.S. Office of Foreign Assets Control. Subject to any changes in the exempt/licensed status of such activities, we intend to continue these business activities, which are directly related to and promote the arrangement of travel for individuals.

The gross revenue and net profit attributable to these activities for the year ended December 31, 2015 were approximately $551,000 and $389,000, respectively, and $660,000 and $470,000 for the year ended December 31, 2014, respectively.”